UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☐    Form 40-F  ☒

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Exhibits

99.1	Labopharm to Present Poster on Onset of Analgesic Effect of Once-Daily Tramadol at Congress of the European Society of Regional Anesthesia and Pain Therapy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: September 14, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT POSTER ON ONSET OF ANALGESIC

EFFECT OF ONCE-DAILY TRAMADOL AT CONGRESS OF THE

EUROPEAN SOCIETY OF REGIONAL ANAESTHESIA AND PAIN

THERAPY

– Article Discussing Analgesic Efficacy of Labopharm’s Once-Daily Tramadol

Published in Journal of Pain and Symptom Management –

– Company Secures Marketing Partner for Once-Daily Tramadol in Israel –

LAVAL, Québec (September 14, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will present a poster discussing the ability of its once-daily formulation of tramadol to rapidly attain therapeutic plasma levels and provide quick onset of clinically significant analgesia at the XXIV Annual Congress of the European Society of Regional Anaesthesia and Pain Therapy to be held September 12 to 15, 2007 in Valencia, Spain.

The poster presents the results of a multi-centre, open-label, single-dose study examining Labopharm’s once-daily formulation of tramadol (200 mg tablets) in patients with moderate to severe acute low back pain. The results of the study suggest that Labopharm’s once-daily tramadol formulation provided therapeutic plasma concentrations and onset of analgesic effect within one hour, similar to that cited in the literature for the immediate-release tramadol product. The median duration to onset of pain relief was 45 minutes, at which time 78% of patients had moderate to complete pain relief (43% having a lot to complete pain relief and 35% having moderate pain relief).

“The rapid onset of analgesia suggested by the results of this study of our once-daily tramadol combined with the sustained 24-hour analgesia as demonstrated by our formulation in previous studies should provide a clinically significant benefit to patients,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

The poster will be available on Labopharm’s web site (www.labopharm.com) on Monday, September 17, 2007, following conclusion of the Congress.

Labopharm also announced today that an article discussing the positive outcome of clinical study MDT3-005, “A Comparison of the Analgesic Efficacy of Tramadol Contramid OAD Versus Placebo in Patients with Pain Due to Osteoarthritis” has been published in the September 2007 edition of the Journal of Pain and Symptom Management (Vol. 34, No. 3, Pages 328-338).

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The article discusses the results of clinical trial MDT3-005, a multi-center, randomized, double-blind, parallel study designed to assess the analgesic efficacy and safety of Labopharm’s once-daily formulation of tramadol compared to placebo in patients with osteoarthritis of the knee. An absolute mean reduction of 3.0 +/- 2.1 on an 11-point Pain Intensity Numerical Rating Scale (PI-NRS) was noted in the Labopharm once-daily tramadol treatment group. The difference between active and placebo groups was statistically significant (P < 0.001). The responder analysis demonstrated that a significantly greater percentage of patients in the active treatment arm achieved clinical pain relief (a reduction ≥2 points on the PI-NRS score) by the end of the study (P = 0.035). A significantly greater percentage of respondents in the Labopharm once-daily tramadol group indicated improvement on both the Patient and Physician Global Impressions of Change (P = 0.0002). Both the 200 mg and 300 mg doses contributed to the overall superiority of Labopharm’s once-daily tramadol. The most frequent adverse events were consistent with the known side effects of tramadol and were generally mild to moderate in intensity. The article concludes that the results of the study confirm that Labopharm’s once-daily tramadol given once daily is an efficacious and safe treatment for pain due to osteoarthritis.

An online version of the article is available for download at http://www.sciencedirect.com (fee of US$30).

Labopharm Secures Partner for Once-Daily Tramadol in Israel

Labopharm also announced that it has completed a licensing and distribution agreement for Israel for its once-daily tramadol product with Dexcel Pharma Technologies Ltd. Under the terms of the agreement, Dexcel will have the exclusive right to market and sell Labopharm’s once-daily tramadol product in Israel. Labopharm will supply Dexcel with product and will receive revenue at rates commensurate with those of previous licensing and distribution agreements that Labopharm has entered into for European markets. Labopharm will also receive an up front payment.

Dexcel (a Dexxon Company) is a research-based international specialty pharmaceutical company dedicated to treating and preventing human disease through discovery, development, manufacturing and commercialization of innovative pharmaceutical products based on sophisticated proprietary controlled-release oral solid dosage form drug delivery technologies. Dexcel’s products treat conditions in the largest therapeutic markets, including Cardiovascular (CVS), Gastroenterology (GE), Central Nervous System (CNS) and Dental Health Care. The company markets more than 65 products in more than 170 dosages.

Labopharm’s once-daily formulation of tramadol is currently under regulatory review in Israel. The Company expects a response from the Israeli regulatory authority by mid-2008.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

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This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Company’s products, if they are approved, specifically, the adoption of such products by physicians and patients. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm Mark D’Souza Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com

French: Eric Bouchard Tel: (514) 208-5939 ebouchard@equicomgroup.com

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